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                               February 12, 2021

       Stefan Dubs
       President
       Streetex Corp.
       Handelstr 1
       Linkenheim-Hochstetten, Germany 76351

                                                        Re: Streetex Corp.
                                                            Amendment No. 2 to
Registration Statement on Form S-1
                                                            Filed February 8,
2021
                                                            File No. 333-249576

       Dear Mr. Dubs:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 12, 2021 letter.

       Amedment No. 2 to Registration Statement on Form S-1

       Future sales by existing stockholders, page 27

   1. Please revise your disclosure to reflect the resale restrictions on existing shareholders in accordance with Rule
144(i) because you are a shell company.
 Stefan Dubs
FirstName  LastNameStefan Dubs
Streetex Corp.
Comapany12,
February   NameStreetex
             2021       Corp.
February
Page  2 12, 2021 Page 2
FirstName LastName
        You may contact Scott Anderegg at 202-551-3342 or Jacqueline Kaufman at 202-551-
3797 if you have any questions.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Trade &
Services